AMENDED AND RESTATED
USA MUTUALS
RULE 18f-3 MULTIPLE CLASS PLAN

Adopted on: October 26, 2011
As amended: May 28, 2013 and July 25, 2013

USA Mutuals (the “Trust”), on behalf of its series, the Generation Wave Growth Fund and the Vice Fund (each, a “Fund,” and collectively, the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds.  A majority of the Board of Trustees of the Trust, including a majority of the trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.   Class Designation.  The Generation Wave Growth Fund will offer three classes of shares to be known as Investor Class shares, Class A shares and Class C shares.  The Vice Fund will offer four classes of shares to be known as Institutional Class shares, Investor Class shares, Class A shares and Class C shares.

2.   Class Characteristics.  Each class of shares will represent interests in the same portfolio of investments and will be identical in all respects to the other class, except as set forth below:

Institutional Class:	Institutional Class shares will be offered for sale at net asset value without the imposition of a sales charge or Rule 12b-1 distribution or shareholder servicing fees.

Investor Class:
Investor Class shares will be offered for sale at net asset value without the imposition of a sales charge.  Investor Class shares of the Vice Fund will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of 0.25% of the average daily net assets of the Fund attributable to Investor Class shares, computed on an annual basis.  The distribution plan fees for the Investor Class shares of the Vice Fund will be used to pay:  (i) the Fund’s distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Investor Class shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Investor Class shares.  Investor Class shares of the Generation Wave Growth Fund will be offered without the imposition of a Rule 12b-1 fee.

Class A:
Class A shares will be offered for sale subject to a maximum front-end sales charge of 5.75%, subject to certain exceptions as set forth in the Funds’ Prospectus, and a maximum contingent deferred sales charge of 1.00% is applied to Class A shares purchased at the $1,000,000 breakpoint (as described in the Funds’ Prospectus) that are redeemed within 18 months of purchase.  Class A shares will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of up to 0.50% of the average daily net assets of a Fund attributable to Class A shares, computed on an annual basis.  The distribution plan fees for the Class A shares will be used to pay:  (i) the Funds’ distributor a distribution and shareholder servicing fee of up to 0.50% for promoting and distributing Class A shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class A shares.

Class C:
Class C shares will be offered for sale at net asset value, although a maximum contingent deferred sales charge of 1.00% is applied to Class C shares redeemed within 12 months of purchase.  Class C shares will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of 1.00% of the average daily net assets of a Fund attributable to Class C shares, computed on an annual basis.  The Class C distribution fee represents a 0.75% 12b-1 distribution fee and a 0.25% shareholder servicing fee.  The distribution plan fees for the Class C shares will be used to pay:  (i) the Funds’ distributor a distribution and shareholder servicing fee of 1.00% for promoting and distributing Class C shares and for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class C shares.

3.   Expense Allocations.  The following expenses for each Fund will be allocated on a class-by-class basis, to the extent applicable and practicable: (i) fees under the distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular class.  Income, realized and unrealized capital gains and losses, and expenses of a Fund not allocated to a particular class will be allocated on the basis of the net asset value of each class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Funds may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.   Conversions.  Shareholders of the Fund may elect on a voluntary basis to convert their shares in one class of the Fund into shares of a different class of the same Fund, subject to satisfying the eligibility requirements for investment in the new share class.  Shares may only be converted into a share class with a lower expense ratio than the original share class.  Class C shares are only eligible for conversion if they are no longer subject to a CDSC.

5.   General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’s respective arrangements under Rule 18f-3 of the 1940 Act.  Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops.  The Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.